

20007872

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50433

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/19_____ AND ENDING_____12/31/19_____

                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: APW Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Enterprise Drive, Suite 504
(No. and Street)

Rockaway   NJ   07866-2116
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Timothy L Smith   973 394 1069

                                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nisivoccia LLC
(Name – if individual, state last, first, middle name)

200 Valley Road, Suite 300   Mt. Arlington   NJ   07856
(Address)   (City)   (State)   (Zip Code)

SEC Mail Processing

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

MAR 02 2020

[ ] Accountant not resident in United States or any of its possessions.   Washington, DC

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Timothy L. Smith_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____APW Capital, Inc._____ , as
of _____December 31_____, 20 __19__, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____   _____
                                                                  Signature

GREGORY HODGE
Notary Public - State of Florida
Commission # GG 366126
My Comm. Expires Aug 14, 2023
Bonded through National Notary Assn.

_____   President
                                                                  Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



APW CAPITAL, INC.

COMPREHENSIVE CAPITAL MANAGEMENT, INC.

AURORA PRIVATE WEALTH, INC.

CONSOLIDATING FINANCIAL STATEMENTS

DECEMBER 31, 2019



200 Valley Road, Suite 300
Mt. Arlington, NJ 07856
973.298.8500

11 Lawrence Road
Newton, NJ 07860
973.383.6699

nisivoccia.com

Independent Member
BKR International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
APW Capital, Inc., Aurora Private Wealth, Inc. and
Comprehensive Capital Management, Inc.
Rockaway, NJ 07866

Opinion on the Financial Statement

We have audited the accompanying consolidating balance sheet of APW Capital, Inc. ("APW Capital") (an S Corporation), Aurora Private Wealth, Inc. ("Aurora Private Wealth") (an S Corporation) and Comprehensive Capital Management, Inc. ("CCM") (a C Corporation) as of December 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the consolidating balance sheet presents fairly, in all material respects, the financial position of APW Capital, Aurora Private Wealth and CCM as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of APW Capital, Aurora Private Wealth and CCM's management. Our responsibility is to express an opinion on APW Capital, Aurora Private Wealth and CCM's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to APW Capital, Aurora Private Wealth and CCM in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Nisivoccia LLP

We have served as APW Capital, Inc. and Comprehensive Capital Management, Inc.'s auditor since 2005.
We have served as Aurora Private Wealth, Inc.'s auditor since 2018.

Mt. Arlington, New Jersey
February 27, 2020

	APW CAPITAL	CCM	AURORA PRIVATE WEALTH	ELIMINATIONS	TOTAL
Assets:					
Current assets:					
Cash and cash equivalents	$ 659,498	$ 36,687	$ 54,193		$ 750,378
Deposit with clearing broker-dealer	100,000				100,000
Commissions receivable	1,018,095				1,018,095
Fees receivable		12,491	16,282		28,773
Employee loan receivable			19,200		19,200
Due from affiliate	153,711		10,016	$ (160,348)	3,379
Prepaid expenses and other current assets	17,228	2,809	21,772		41,809
Due from related party	1,013	36,877			37,890
Total current assets	1,949,545	88,864	121,463	(160,348)	1,999,524
Property and equipment, net	5,657	134,537			140,194
Intangible assets, net		506	3,161		3,667
Operating lease asset	611,646				611,646
Other assets	21,771				21,771
Due from related party, net of current portion	19,254	700,671			719,925
Deferred tax asset		3,375			3,375
Total assets	$ 2,607,873	$ 927,953	$ 124,624	$ (160,348)	$ 3,500,102
Liabilities and stockholders' equity:					
Current liabilities:					
Accounts payable and accrued expenses	$ 40,476	$ 18,812	$ 43,635		$ 102,923
Commissions payable	1,156,672	18,468	28,477		1,203,617
Due to affiliate		197,255	7,032	$ (160,348)	43,939
Line of credit		49,604			49,604
Finance lease obligation		35,184			35,184
Operating lease liability	103,754				103,754
Total current liabilities	1,300,902	319,323	79,144	(160,348)	1,539,021
Finance lease obligation, net of current portion		65,536			65,536
Operating lease liability, net of current portion	562,054				562,054
Note payable to related party		47,007			47,007
Total liabilities	1,862,956	431,866	79,144	(160,348)	2,213,618
Stockholders' equity:					
Common stock - No par value, 2,500 shares authorized, 161.91 issued and outstanding	303,500				303,500
Additional paid-in capital	443,000	530,000	20,000	(550,000)	443,000
Retained earnings (accumulated deficit)	(1,583)	(33,913)	25,480	8,433	(1,583)
Noncontrolling interest				541,567	541,567
Total stockholders' equity	744,917	496,087	45,480	-	1,286,484
Total liabilities and stockholders' equity	$ 2,607,873	$ 927,953	$ 124,624	$ (160,348)	$ 3,500,102

Note 1 - <u>Summary of Significant Accounting Policies</u>

<u>Nature of Business</u>

APW Capital, Inc. ("APW Capital") is a registered securities broker-dealer and is subject to regulation by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). APW Capital operates pursuant to brokerage service agreements with clearing brokers, under which these clearing brokers assume and maintain APW Capital's customer accounts. APW Capital's clients are located throughout the United States. APW Capital's primary operating facilities are located in Rockaway, New Jersey.

Comprehensive Capital Management, Inc. ("CCM") and Aurora Private Wealth, Inc. ("Aurora") are registered investment advisors subject to the regulation of the SEC. CCM and Aurora provide investment management services to clients located throughout the United States. CCM and Aurora operate pursuant to brokerage service agreements with broker-dealers, under which these brokers assume and maintain CCM and Aurora's client accounts.

<u>Principles of Consolidation</u>

APW Capital, CCM and Aurora have been consolidated under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC Topic), *Consolidation,* that provides guidance in determining when variable interest entities should be consolidated in the financial statements of the primary beneficiary. Accordingly, the accompanying financial statements include the accounts of APW Capital, the primary beneficiary, CCM and Aurora (collectively, the "Companies"). All intercompany transactions have been eliminated in consolidation.

<u>Adoption of New Accounting Standards</u>

<u>Revenue Recognition</u>

In May 2014, the FASB issued guidance, Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers* which provides a five-step analysis of contracts to determine when and how revenue is recognized and replaces most existing revenue recognition guidance in U.S. generally accepted accounting principles. The core principle of the new guidance is that an entity should recognize revenue to reflect the transfer of goods and services to customers in an amount equal to the consideration the entity receives or expects to receive. ASC 606 is effective for annual reporting periods beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Companies adopted ASC 606 with a date of the initial application of January 1, 2019.

The Companies applied ASC 606 using the modified retrospective method, which resulted in recognizing the cumulative effect of initially applying the new guidance as an adjustment to the opening balance of retained earnings (accumulated deficit) at January 1, 2019. Because the Companies' primary source of revenue is from commission revenue at a point in time and advisory fees which are recognized ratably over each calendar year, there is no impact on the opening retained earnings (accumulated deficit) balance. The details of the qualitative impact of the change are discussed below:

APW CAPITAL, INC.
COMPREHENSIVE CAPITAL MANAGEMENT, INC.
& AURORA PRIVATE WEALTH, INC.
NOTES TO CONSOLIDATING FINANCIAL STATEMENTS
DECEMBER 31, 2019
(Continued)

Note 1 - <u>Summary of Significant Accounting Policies</u> (continued)

<u>Revenue Recognition</u> (continued)

As part of the adoption of ASC 606, the Companies elected to use the following transition practical expedients: (1) all contract modifications that occurred prior to the date of initial application when identifying the satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price have been reflected in the aggregate; and (2) ASC 606 is applied only to contracts that are not completed at the initial date of application. Because there are no contract modifications, there was not a significant impact as a result of electing these practical expedients...

Commission revenue and related commission expense for APW Capital are recorded on a trade-date basis as securities and other investment transactions occur. APW Capital views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchase is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

CCM and Aurora's fee income is derived from investment advisory services under agreements that generally provide for compensation based on various percentages of assets under management. CCM's fees are billed and payable quarterly. Historically, CCM's client in-house management contracts stipulated that 50% of all billed revenues would be considered earned upfront and the balance earned over the remainder of the calendar quarter. Concurrently, refunds would be made to clients for account distributions or termination based upon 50% being non-refundable and the balance being paid pro-rata based upon when in the quarter funds were withdrawn or the contract was terminated. During the latter part of 2019, CCM undertook a process to amend these client contracts, in part, to do away with the 50% earn upfront/non-refundable portion of the fee. In practice, during the year all client refund procedures were changed to allow for full pro-rata refunds if a client leaves mid-quarter. At quarter end all amounts have been earned. Aurora's fees are billed either monthly or quarterly. Fees are fully refundable on a pro-rata basis in the event of early termination and are recognized over the term of the billing period. Other revenue, which includes financial planning and consulting services, is recognized when the services have been provided and are earned.

During the normal course of business, it is possible trading errors may arise. In the event of a trading error, a receivable and a corresponding payable is presented on the consolidating balance sheet that is due to/due from a clearing company. Any gain or loss is recognized in the consolidating statement of income.

APW CAPITAL, INC.
COMPREHENSIVE CAPITAL MANAGEMENT, INC.
& AURORA PRIVATE WEALTH, INC.
NOTES TO CONSOLIDATING FINANCIAL STATEMENTS
DECEMBER 31, 2019
(Continued)

Note 1 - Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

In the following table, revenue is disaggregated by timing of satisfaction of performance obligations for the year ended December 31, 2019:

Performance obligations satisfied at a point in time	$ 19,586,756
Performance obligations satisfied over time	7,835,449
Total	$ 27,422,205

Revenue from performance obligations satisfied at a point in time consists of commission revenue and other revenue. Revenue from performance obligations satisfied over time consists of advisory fees. The Companies do not have any significant financing components as payment is received at or shortly after the trade date for commission revenue and quarterly or monthly for advisory fees.

Statement of Cash Flows

The Companies also adopted ASU 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments. This guidance is intended to reduce the diversity in practice in how certain transactions are classified in the statement of cash flows.

Use of Estimates / Significant Estimates

The preparation of the consolidating financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts of assets and liabilities, revenues and expenses and changes therein, and disclosures of contingent assets and contingent liabilities and accompanying notes. It is reasonably possible that the Companies' estimates may change in the near term.

Significant estimates inherent in the preparation of the accompanying consolidating financial statements include collectability of accounts receivable, accumulated depreciation and amortization, deferred revenue, deferred income taxes and various accrued expenses. Management periodically reviews these estimates and it is reasonably possible that management's assessment of these estimates may change based on actual results and other factors.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Companies consider all short-term investments with an original maturity of three months or less to be cash equivalents. Included in these amounts at December 31, 2019 are $75,675, $3,483 and $1,406 of funds held by clearing broker-dealers on behalf of APW Capital, CCM and Aurora, respectively. These amounts result from the broker-dealer's collection of customer fees and commissions for each Company's account. Aurora also had $163 held by a service agent at December 31, 2019.

APW CAPITAL, INC.
COMPREHENSIVE CAPITAL MANAGEMENT, INC.
& AURORA PRIVATE WEALTH, INC.
NOTES TO CONSOLIDATING FINANCIAL STATEMENTS
DECEMBER 31, 2019
(Continued)

Note 1 - Summary of Significant Accounting Policies (continued)

Commissions/Fees Receivable

Commissions receivable represents unsecured amounts due from clearing brokers. Management periodically assesses the collectability of the amounts and has determined a corresponding allowance for uncollectible amounts is not required at this time. Interest and finance charges are not accrued on open balances.

The Companies are engaged in various trading, brokerage and financial planning activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Companies may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Companies' policy to review, as necessary, the credit standing of each counterparty.

Securities Transactions

Proprietary securities transactions in regular-way trades, if any, are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of APW Capital are recorded on a trade date basis. APW Capital, CCM and Aurora do not take possession of customers' securities or commodities.

Concentrations of Credit Risk

The Companies maintain their cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Companies have not experienced any losses in such accounts. Management believes it is not exposed to any significant credit risk related to cash.

Fair Value of Financial Instruments

In accordance the FASB ASC, *Fair Value Measurements and Disclosures*, fair value is defined as a market-based measurement, not an entity-specific measurement. The objective of a fair value measurement is to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (that is, an exit price at the measurement date from the perspective of a market participant that holds the assets or owes the liability). A fair value measurement assumes that the transaction to sell the asset or transfer the liability either occurs in the principal market (or in its absence, the most advantageous market) for the asset or liability.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value. There have been no changes in the methodologies used at December 31, 2019.

APW CAPITAL, INC.
COMPREHENSIVE CAPITAL MANAGEMENT, INC.
& AURORA PRIVATE WEALTH, INC.
NOTES TO CONSOLIDATING FINANCIAL STATEMENTS
DECEMBER 31, 2019
(Continued)

Note 1 - <u>Summary of Significant Accounting Policies</u> (continued)

<u>Fair Value of Financial Instruments</u> (continued)

Cash and cash equivalents, commissions and fees receivable, other current assets, accounts payable and accrued expenses, and other liabilities: The carrying amounts approximate fair value because of the short-term maturity of these instruments.

Notes payable, line of credit, and capital leases: carried at amortized cost as the Companies can obtain similar loans, lines, and leases at similar terms; therefore, the Companies have determined it approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Companies believe its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

<u>Noncontrolling Interest</u>

The Companies account for noncontrolling interest under FASB ASC, *Consolidation*, which establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This guidance clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidating financial statements. This guidance also requires presentation on the face of the consolidating statement of income of the amounts of consolidated net income (loss) attributable to the Company and to the noncontrolling interest, resulting in an increase (decrease) to consolidated net income (loss).

<u>Variable Interest Entities ("VIE")</u>

The Company adopted FASB ASU 2015-02, *Amendments to the Consolidation Analysis* which further amends FASB ASC 810 pertaining to evaluating whether reporting entities should consolidate certain other legal entities. The amendments in ASU 2015-02 are effective for entities for fiscal years beginning after December 15, 2015.

The Company adopted FASB ASU 2016-17, *Interests Held through Related Parties That Are under Common Control* which further amends FASB ASC 810 pertaining to how a reporting entity that is the single decision maker of a VIE should treat indirect interests in the entity held through related parties that are under common control with the reporting entity when determining whether it is the primary beneficiary of that VIE. The primary beneficiary of a VIE is the reporting entity that has a controlling financial interest in a VIE and, therefore, consolidates the VIE. A reporting entity has an indirect interest in a VIE if it has a direct interest in a related party that, in turn, has a direct interest in the VIE. The amendments in ASU 2016-17 are effective for interim periods and fiscal years beginning after December 15, 2016.

APW CAPITAL, INC.
COMPREHENSIVE CAPITAL MANAGEMENT, INC.
& AURORA PRIVATE WEALTH, INC.
NOTES TO CONSOLIDATING FINANCIAL STATEMENTS
DECEMBER 31, 2019
(Continued)

Note 1 - <u>Summary of Significant Accounting Policies</u> (continued)

<u>Property and Equipment</u>

Property and equipment are recorded at cost. Major renewals and betterments are capitalized whereas, maintenance, minor repairs and replacements, which do not improve or extend the lives of the respective assets, are expensed as incurred. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets.

The Companies review the recoverability of its long-lived assets on a periodic basis in order to identify events or changes in circumstances, which may indicate a possible impairment in accordance with the provisions of FASB ASC, *Accounting for the Impairment of Disposal of Long-Lived Assets.* The assessment for potential impairment is based primarily on the Companies' ability to recover the unamortized balance of its long-lived assets from expected future cash flows from operations on an undiscounted basis. The Companies believe that no such events or changes have occurred.

<u>Income Taxes</u>

The Companies recognize the amount of taxes payable or refundable for the year. Income taxes are accounted for using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax-basis carrying amounts. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period in which the enactment date occurs. A valuation allowance is provided for deferred tax assets if it is more likely than not that these items will not be realized.

The Companies are subject to the provisions of FASB ASC, *Income Taxes.* The standard prescribes a minimum recognition threshold and measurement methodology that a tax position taken or expected to be taken in a tax return is required to meet before being recognized in the financial statements. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that we will realize the benefits of these deductible differences, net of the existing valuation allowances.

APW CAPITAL, INC.
COMPREHENSIVE CAPITAL MANAGEMENT, INC.
& AURORA PRIVATE WEALTH, INC.
NOTES TO CONSOLIDATING FINANCIAL STATEMENTS
DECEMBER 31, 2019
(Continued)

Note 1 - <u>Summary of Significant Accounting Policies</u> (continued)

<u>Income Taxes</u> (continued)

The Companies recognize interest and penalties related to unrecognized tax benefits within the provision for income taxes on continuing operations in the consolidating statements of operations.

APW Capital and Aurora have elected, with the consent of its stockholders, to be taxed under the provisions of Subchapter S of the applicable federal and State of New Jersey tax laws.

The stockholders include their allocable share of taxable income or loss on their individual federal and state income tax returns. The Companies are subject to regular audit by tax authorities. The Companies believe that they have appropriate support for the positions taken on its tax returns. Management believes that the pass-through status would be sustained upon examination.

Deferred income taxes are recognized by CCM on temporary differences in the amount of assets and liabilities for income tax and financial reporting purposes. The principal sources of the differences are different methods of recognizing depreciation and amortization for financial accounting and income tax purposes. Deferred income taxes are classified as current or non-current depending on the classification of the assets or liabilities to which they relate. Management provides for a valuation allowance based on its evaluation of the realization of such deferred tax benefits. The allowance is periodically adjusted for changes in managements' estimates of the ultimate realization of these benefits.

The Companies file income tax returns in the United States federal and New Jersey and Delaware state jurisdictions. The Companies are subject to income tax examinations for returns within the statutory periods established by the respective jurisdictions.

<u>Commissions Expense/Payable</u>

Commissions and related clearing expenses for APW Capital are recorded on a trade date basis as securities transactions occur. Commission expenses for fees produced by registered representatives of CCM and Aurora are recorded as prepaid and recognized as commission expense once earned. Commissions payable represents amounts due to representatives for commissions earned in the prior month.

<u>Risk Management</u>

CCM and Aurora do not guarantee their clients a profit on funds managed. The client signs a management account agreement indicating whether they decide to use risk reduction, tactical asset allocation, or timing services offered by CCM and Aurora. The agreement also indicates that client's funds will fluctuate with market forces.

APW CAPITAL, INC.
COMPREHENSIVE CAPITAL MANAGEMENT, INC.
& AURORA PRIVATE WEALTH, INC.
NOTES TO CONSOLIDATING FINANCIAL STATEMENTS
DECEMBER 31, 2019
(Continued)

Note 1 - <u>Summary of Significant Accounting Policies</u> (continued)

<u>Leases</u>

On January 1, 2019, the Companies adopted ASU No. 2016-02 and related amendments, Leases (Topic 842). At lease commencement, the Companies record a lease liability and corresponding right of use ("ROU") asset. Lease liabilities represent the present value of future lease payments over the expected lease term. The Companies have elected to include lease and non-lease components in determining the lease liability for all leased assets. Non-lease components are generally services that the lessor performs for the Company associated with the leased asset. The present value of the Companies lease liability is determined using our incremental collateralized borrowing rate at lease inception. ROU assets represent the right to control the use of the leased asset during the lease and are recognized in an amount equal to the lease liability. Over the lease term the Companies use the effective interest rate method to account for the lease liability as lease payments are made and the ROU asset is amortized to earnings in a manner that results in a straight-line expense recognition in the consolidating statement of income. A ROU asset and lease liability is not recognized for leases with an initial term of 12 months or less and the Companies recognize lease expense for these leases on a straight-line basis over the lease term. The companies test ROU assets at least annually for impairment or whenever events or changes in circumstances indicate that the asset may be impaired.

<u>Advertising Costs</u>

Advertising costs are charged to promotion and marketing expense as incurred. Advertising costs charged to promotion and marketing expense for APW Capital, CCM and Aurora for the year ended December 31, 2019 were $98,733, $3,976 and $5,025, respectively.

<u>Subsequent Events</u>

Management has reviewed subsequent events and transactions that occurred after December 31, 2019 through the date of the independent auditors' report and the date the financial statements were issued, February 27, 2020. The financial statements include all events or transactions, including estimates, required to be recognized in accordance with generally accepted accounting principles. Management has determined that there are no nonrecognized subsequent events that require additional disclosure.

Note 2 - <u>Property and Equipment</u>

Property and equipment as of December 31, 2019 consists of the following:

	Estimated Useful Life	APW Capital	CCM
Property and equipment	5 yrs	$ 7,200	$ 240,809
Less: Accumulated depreciation		(1,543)	(106,272)
		$ 5,657	$ 134,537

APW CAPITAL, INC.
COMPREHENSIVE CAPITAL MANAGEMENT, INC.
& AURORA PRIVATE WEALTH, INC.
NOTES TO CONSOLIDATING FINANCIAL STATEMENTS
DECEMBER 31, 2019
(Continued)

Note 2 - <u>Property and Equipment</u> (continued)

Depreciation expense for APW Capital and CCM for the year ended December 31, 2019 was $1,029 and $29,246, respectively.

Note 3 – <u>Intangible Assets</u>

Intangible assets as of December 31, 2019 consist of the following:

	Estimated Useful Life	CCM	Aurora
Software	3 yrs	$ 3,038	$ 10,490
Website	3 yrs		14,823
Advertising	3 yrs		3,850
Less: Accumulated amortization		(2,532)	(26,002)
		$ 506	$ 3,161

Amortization expense for CCM and Aurora for the year ended December 31, 2019 was $1,013 and $7,779, respectively.

Note 4 - <u>Net Capital Requirements</u>

APW Capital is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15.00 to 1. At December 31, 2019, APW Capital had net capital of $475,912 which was $392,491 in excess of its required net capital of $83,421. APW Capital's ratio of aggregate indebtedness to net capital at December 31, 2019 was 2.63 to 1, which is less than the maximum allowable ratio of 15.00 to 1.

Note 5 – <u>Commitments</u>

<u>Finance Lease</u>

During 2018, CCM entered into two finance leases for computer equipment and office furniture, which expires in September 2023 and April 2023 respectively. During 2017, CCM entered into two finance leases for computer equipment and office furniture, which expire in July 2022 and February 2020, respectively. The finance lease liability is recorded at the lower of the present value of the minimum lease payments or fair value of the assets. The following is a summary of property held under finance lease as of December 31, 2019.

Equipment	$ 187,448
Less: Accumulated depreciation	(53,219)
	$ 134,229

APW CAPITAL, INC.
COMPREHENSIVE CAPITAL MANAGEMENT, INC.
& AURORA PRIVATE WEALTH, INC.
NOTES TO CONSOLIDATING FINANCIAL STATEMENTS
DECEMBER 31, 2019
(Continued)

Note 5 – Commitments (continued)

Included in depreciation expense on the consolidating statement of income is depreciation of finance lease of $28,631 for the year ended December 31, 2019.

Future minimum principal lease payments due under finance lease are as follows:

Year Ending
December 31,

2020	$ 35,184
2021	36,186
2022	24,639
2023	4,711
	$100,720

Operating Leases

At December 31, 2019, APW Capital is obligated under operating leases for office space which expires on May 16, 2025. The minimum monthly rent requirement for the office space is $10,960. APW Capital is also liable for its proportionate share of increases in operating costs and real estate taxes related to the office space.

Future minimum annual lease payments are as follows:

Year Ending
December 31,

2020	$134,135
2021	136,994
2022	139,853
2023	142,712
2024	145,571
Thereafter	60,754
	$760,019

APW Capital has leased part of its office facilities to two subtenants, on a month-to-month basis, at an aggregate monthly rent of approximately $2,000. Rent expense for office facilities, net of sublease income of approximately $20,000 was $122,296 for the year ended December 31, 2019.

APW CAPITAL, INC.
COMPREHENSIVE CAPITAL MANAGEMENT, INC.
& AURORA PRIVATE WEALTH, INC.
NOTES TO CONSOLIDATING FINANCIAL STATEMENTS
DECEMBER 31, 2019
(Continued)

Note 6 - Line of Credit

APW Capital has an available line of credit from which it can borrow a maximum amount of $100,000. There was no outstanding balance as of December 31, 2019 on the line of credit. Interest accrues at 3.75% per annum. The line is secured by the Company's personal property and renews every October.

CCM has an available line of credit with a maximum amount of $50,000. The outstanding balance as of December 31, 2019 was $49,604 and is due on demand. Interest accrues at the prime rate, plus 2% (6.75% at December 31, 2019). The line is unsecured and renews every January. Interest expense related to this line of credit was $1,934 for the year ended December 31, 2019.

Note 7 - Related Party Transactions

Obligations to and from affiliates result from cash advances, which are non-interest bearing and due on demand. At December 31, 2019, CCM and Aurora had obligations due to an affiliate of $43,037 and $902, respectively. APW Capital had an obligation due from affiliate of $3,379.

During the year ended December 31, 2019, APW Capital advanced its majority stockholder $20,000. The outstanding balance due from stockholder of APW Capital as of December 31, 2019 was $20,267 including accrued interest of $267. CCM also had an outstanding balance due from stockholder as of December 31, 2019 of $737,548, including accrued interest of $68,222. These advances are interest bearing at federal applicable rates (1.78% at December 31, 2019), unsecured and require payments of 5% of the outstanding balance per year, with the remaining outstanding balance due no later than December 31, 2023.

A note payable to related party, as amended in November 2015, accrues interest at 4.5%. At December 31, 2019, the note had an outstanding balance of $47,007. Quarterly principal and interest payments began on April 1, 2016 in the amount of $765. After twenty quarterly payments have been made, the remaining principal is due in a balloon payment. In the event any shares of stock in the Company are sold, the remaining principal balance shall be paid off in proportion to the purchase proceeds received by the Company or shareholders of the Company. The note is unsecured.

APW CAPITAL, INC.
COMPREHENSIVE CAPITAL MANAGEMENT, INC.
& AURORA PRIVATE WEALTH, INC.
NOTES TO CONSOLIDATING FINANCIAL STATEMENTS
DECEMBER 31, 2019
(Continued)

Note 8 - Income Taxes

The provision for income taxes for the year ended December 31, 2019 in the consolidating statement of income is as follows:

	APW Capital	CCM	Aurora	Total
Current:				
State	$ 2,056	$ 2,124	$ 2,707	$ 6,887
Deferred:				
Federal		(1,220)		(1,220)
State		1,680		1,680
	$ 2,056	$ 2,584	$ 2,707	$ 7,347

Deferred taxes for CCM as of December 31, 2019 consist of:

	Federal	State	Total
Deferred tax asset (long-term)	$ 36,300	$ 16,800	$ 53,100
Deferred tax liability (long-term)	(5,160)	(4,740)	(9,900)
Valuation allowance	(27,225)	(12,600)	(39,825)
Net deferred tax asset (long-term)	$ 3,915	$ (540)	$ 3,375

CCM believes a valuation allowance of approximately 75% and 0% of deferred tax assets for NOLs and deferred tax liability for depreciation and amortization, respectively, are appropriate for the year ended December 31, 2019. The change in the valuation allowance for the year ended December 31, 2019 was an increase of $21,300. CCM has recorded a tax asset and liability for the year ended December 31, 2019 of $53,100 and $9,900, respectively. CCM has net operating loss carry-forwards for federal and state taxes of approximately $172,600 and $186,800, respectively. Federal and State net operating losses are set to expire in 2034.

Note 9 - Profit Sharing Plan

APW Capital sponsors a 401(k) profit-sharing plan that covers all employees who meet certain eligibility requirements. APW Capital may, at its discretion, contribute to the plan. Discretionary matching contributions totaling $467 were made for 2019.

Note 10 - Receivables from Broker-Dealers and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations at December 31, 2019 include deposits with clearing broker-dealers of $100,000 and commissions receivable of $1,018,095. APW Capital clears its customer transactions as an introducing broker through other broker-dealers on a fully disclosed basis.

APW CAPITAL, INC.
COMPREHENSIVE CAPITAL MANAGEMENT, INC.
& AURORA PRIVATE WEALTH, INC.
NOTES TO CONSOLIDATING FINANCIAL STATEMENTS
DECEMBER 31, 2019
(Continued)

Note 11 – Indemnifications

In the normal course of its business, the Companies indemnify and guarantee certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Companies or its affiliates. The Companies also indemnify some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Companies could be required to make under these indemnifications cannot be estimated. However, the Companies believe that it is unlikely they will have to make material payments under these arrangements and have not recorded any contingent liability in the consolidated financial statements for these indemnifications.

The Companies provide representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Companies may also provide standard indemnification to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Companies could be required to make under these indemnifications cannot be estimated. However, the Companies believe that it is unlikely they will have to make material payments under these arrangements and have not recorded any contingent liability in the consolidating financial statements for these indemnifications.

Note 12 – Contingencies and Commitments

The Companies were involved with several legal matters during the year ended December 31, 2019. Insurance policies cover the Companies for all of these legal matters; the only obligation of the Companies is a deductible of $75,000 which was paid in 2018. In January 2020 all existing matters were settled and funded by the insurance company in accordance with the settlement agreements as of the date of the independent auditors' report.

The Companies policy is to evaluate each lawsuit in accordance with Rule 15c3-1(c)(2), which requires the Companies to obtain an opinion from outside counsel regarding the potential material impact on the Companies' net capital and effect of such a suit on the Companies' financial condition.

The Companies are currently involved in an examination by the Security and Exchange Commission (SEC). Given the nature of issues presented and the general uncertainties involved, management is unable to provide a possible outcome of the examination.